UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549
<P>
                  ------------------
                  AMENDMENT NO. 3 TO
                     FORM 10-SB
                  ------------------
<P>
           Pursuant to Section 12(b) or 12(g)
        of The Securities Exchange Act of 1934
<P>
           ANDERSON COMPUTERS/TIDALWAVE CORP.
   (Exact name of Registrant as Specified in its Charter)
<P>
Florida                              65-0693777
(State or other jurisdiction of      (IRS Employer
 incorporation or organization)       Identification No.)
<P>
1831 N.E. 45th Street, Fort Lauderdale, Florida   33308
(Address of Principal                            (Zip Code)
Executive Offices)
<P>
                      (954) 255-6753
    (Registrant's telephone number, including area code)
<P>
Securities to be registered pursuant to Section 12(b) of the
Act:  None
<P>
Securities to be registered pursuant to Section 12(g) of the
Act:
<P>
          Common Stock, par value $.001 per share
                    (Title of Class)
<P>
                FORM 10-SB REPORT INDEX

Item No.                                                  Page No.
--------                                                  --------
Item 1.  Description of Business                                1
<P>
Item 2.  Management's Discussion and Analysis or Plan
         of Operation                                           4
<P>
Item 3.  Description of Property                                5
<P>
Item 4.  Security Ownership of Certain Beneficial
         Owners and Management                                  6
<P>
Item 5.  Directors, Executive Officers, Promoters and
         Control Persons                                        7
<P>
Item 6.  Executive Compensation                                 9
<P>
Item 7.  Certain Relationships and Related
         Transactions                                           10
<P>
Item 8.  Legal Proceedings                                      11
<P>
Item 9.  Market for Common Equity and Related
         Stockholder Matters                                    11
<P>
Item 10. Recent Sales of Unregistered Securities                12
<P>
Item 11. Description of Securities                              14
<P>
Item 12. Indemnification of Directors and Officers              15
<P>
Item 13. Financial Statements                                   16
<P>
Item 14. Changes In and Disagreements With Accountants
         on Accounting and Financial Disclosure                 16
<P>
Item 15. Financial Statements and Exhibits                      17

<P>
Item 1.  Description of Business
---------------------------------
<P>
THE COMPANY
<P>
Anderson Computers/Tidalwave Corp., a publicly traded, Florida Corporation (Hereinafter the "Company") was incorporated on April 17, l996. It was initially organized for the purpose of targeting profitable companies that could eventually be acquired. The Company would acquire all or part of the outstanding and issued stock or assets of the targeted companies. This would happen following extensive due diligence by the Company, and the signing of a purchase agreement by both parties, which have products and/or services that primarily use or could use the Internet as a vehicle for profit. The Company's strategy is based on the fact that the Internet marketplace is growing at a rapid pace and the timing is right to purchase companies that are currently engaged in the business of manufacturing and/or marketing services over the Internet or products and/or services that can eventually be marketed over the Internet.
<P>
BUSINESS OF THE COMPANY
<P>
Present Business - New focus for the next millennium
<P>
During the first Quarter of 1999, the Company determined through market research that the computer hardware industry was not where the Company's focus needed to be. Profits started to diminish and the computer hardware industry became very price competitive. The Company wanted to formulate a strategy during the next 6 months on what it aggressively needed to do in order to move forward in the coming months to capture and establish a strong place on the Internet. The Company took a detailed look into many different options and possible directions and knew the Internet should be a big factor in establishing a viable plan.
<P>
In April 1999, the Company began to investigate and do research on several industries in which it was considering expanding its business. At this time, the Company decided the field that it wanted to enter into and develop over the Internet in the coming months was the mortgage and mortgage services industry.
<P>
Currently, the Company is in transition from being a computer reseller to becoming a full service Internet mortgage and mortgage services company.  The Company plans
on making this transition complete by mid year 2000.
<P>
It was time to re-establish the Company's business focus on the Internet for the next millennium. Before this could happen, the Company felt it needed to make a strategic alliance to redirect current and potential computer customers.  This would give the Company's management the
time to research the industry as well as time to go out and seek potential mortgage and mortgage services acquisition candidates.
<P>
Acquisitions
<P>
In April of 1999, the Company started talking to a mortgage and a mortgage services company. In June 1999, the Company signed a Letter of Intent with Mortgage Depot Online Corporation but following further due diligence this acquisition was never finalized with the signing of a definitive purchase agreement.
<P>
In June of 1999, the Company signed a Purchase Agreement
with Citizen's Title Services, Inc. ("Citizen's Title") In this purchase agreement, the Company acquired a 4.9%
position in privately held, Citizen's Title through a stock exchange. Citizen's Title is a fully automated full service title insurance agent with offices in Coral Springs, Florida and Melbourne, Florida. It is a start up company that began operations at it's Coral Springs headquarters in 1998. Citizen's Title has a network infrastructure that allows for expansion of satellite title offices communicating over a frame relay circuit. Citizen's Title, did in excess of $100 million dollars in loan closings in 1998 and 1999.
Citizen's Title also offers bundled ancillary services such
as T1-Internet and Ethernet data and document transfer which allows for on-line processing, and paperless transaction ability. Citizen's Title is also fully Y2K compliant. The Company feels Citizen's Title is a key component to develop its entry into the Internet mortgage and related services industry. The Company feels that 80% of its future revenue will come from the Internet mortgage and related services industry through acquisitions, joint ventures, and strategic alliances in this industry.
<P>
In July, 1999, the Company signed a letter of intent with Citizen's Title to acquire an additional 20.1% through a stock exchange. In October, 1999, the Company signed a purchase agreement with Citizen's Title to purchase an additional 5.1% bringing their current holdings in Citizen's Title to 10%. The Company intends to sign a definitive purchase agreement for an additional 15% of Citizen's Title bringing the Company's holdings in Citizen's Title to 25%.
<P>
The Company plans on funding future acquisitions through
stock exchanges.  If additional capital is needed the
Company may consider a secondary offering or private
placement.
<P>
Joint Ventures
<P>
In March of 1999, the Company signed a joint venture
agreement with Micro Doctor, Inc.  This joint venture
allowed the Company to link it's corporate web-site to Micro Doctor, Inc.'s corporate web-site,
http://www.microdoctor.com, in order to allow the Company's customers access to Micro Doctor, Inc.'s e-commerce technology. This technology allows customers to choose from a large variety of different internal computer parts when placing an order for a custom made computer over the
Internet.   These parts include the following: CPU,
motherboard, memory, video card, sound card, modem, hard
drive as well as a choice of monitors. Using Micro Doctor, Inc.'s state of the art software, customers can custom build and order their own computers over the Internet. Micro Doctor, Inc. is another Internet based computer hardware reseller. Through this joint venture agreement with Micro Doctor, Inc., the Company is paid royalties based on sales of Tidalwave Computers by Micro Doctor, Inc. Micro Doctor, Inc. is also in charge of all of the manufacturing of Tidalwave Computers. These computers are built on a per order basis.
<P>
However, the Company plans on making this a small focus of
its future business and will only remain in this market through it's interactive e-commerce corporate web-site, http://www.tidalwavepc.com, with its joint venture with
Micro Doctor, Inc. All previous Tidalwave Computer and software business is now being sold through Micro Doctor, Inc., except for brand name computers, palm pilots, and POS equipment which is still sold direct through the Company on a limited basis. Micro Doctor plans on adding these name brand products to its web-site by the end of the year. At such time these brand name products will no longer be sold through the Company but through the agreement with Micro Doctor, Inc. The Company anticipates the sale of all products sold through this joint venture agreement will make up approximately 10% of the Company's revenues.
<P>
In April of 1999, the Company signed a joint venture with
the Virginia based Company, Cyberlinkcom Corp. As the Internet grew in popularity more customers and potential customers began asking the Company to recommend Internet service providers as well as to provide or recommend companies that offer web-site design and promotion. The Company decided that it would be a logical asset to make an alliance with an Internet Company. In this agreement, the Company is able to offer through its corporate web-site, http://www.tidalwavepc.com, Internet services, telecommunication services, Internet-related products, and Internet access. Some of the products and services the Company offers though this joint venture with Cyberlinkcom Corp. are web hosting, web design, web promotion, web evaluation, URL submission, 1+long distance phone service, calling cards, free e-mail, free web-sites, Internet access, i-check and products such as the i-phone. The Company anticipates the sale of these products and services will make up approximately 5% of the Company's revenue.
<P>
Future Competition
<P>
Although the Company believes it will be able to establish
and maintain a sizable market niche, competitors with greater financial and human resources than the Company can enter the Company's market with products and services
similar or identical to those of the Company. The Company plans to enter into the growing Internet mortgage and mortgage services related industry in the coming months. The mortgage banking industry is highly competitive. The
Company and Citizen's Title will have to compete with other financial institutions, such as mortgage bankers, commercial banks, savings and loan associations, savings banks, credit unions, loan brokers, insurance companies in the production of mortgage loans. The Company will compete principally by offering loans with competitive features, by emphasizing the quality of its service, and by pricing its range of products at competitive rates. The Company also feels that by offering bundled ancillary services through it's Citizen's Title acquisition that the Company will have a specialized edge that will draw business away from competitors. By offering the combination of these services along with traditional mortgage loans customers will have more resources at their finger tips in one place on the Internet than currently available. Most of the Company's competitors such as E-Loan, QuickenMortgage, GetSmart, Mortgage.com, and HomeShark will have financial resources that are substantially greater than those of the Company but at this time do not offer the ancillary services that the Company will offer on the Internet. However, through acquisitions, strategic alliances, and ancillary services, the Company believes it will be able to compensate for that difference.
<P>
Business Operations- Internet Associations and Affiliations
<P>
The Company became an associate of Amazon.com and an
affiliate of Beyond.com in December of 1998. After getting approval from both Amazon.com and Beyond.com of it's corporate web-site, http://www.tidalwavepc.com., the term "associate" was given to the Company by Amazon.com, and the term "affiliate" was given to the Company by Beyond.com.
The Company was to use these terms when making reference to the relationship between Amazon.com and the Company and Beyond.com and the Company. The Company was given links from Amazon.com and Beyond.com to place on its corporate web-site, http://www.tidalwavepc.com, linking it to the Amazon.com corporate web-site, http://www.amazon.com, and the Beyond.com corporate web-site, http://www.beyond.com.
At this time the Company could start promoting the products
of Amazon.com and Beyond.com on its web-site and in press releases. The Company's main goal for deriving these relationships was to bring increased traffic to our web-site to generate increased sales of other products the Company offers as well as to receive additional revenue from each sale Amazon.com and Beyond.com make from visitors from the
Company's web-site.   The Company anticipates the sale of
these products will make up less than 5% of the Company's
revenues.
<P>
PREVIOUS BUSINESS
<P>
The Company has been involved with the business of providing technical support and training for computers and software users. In addition, it has provided developmental help to individual customers as well as small businesses in designing and configuring computers and computer systems.
This includes home systems consisting of a computer,
monitor, printer and software as well as POS (Point of
Sales) systems for small businesses, and setting up
management software as well as trouble shooting current and future hardware and software applications for small businesses in developing computer networks and software that will allow these small businesses to run more efficiently.
The Company also provided other business related services
and products such as POS software, cash drawers, and receipt printers for small businesses, which combine state of the art techniques related to the design, development, marketing and implementation of computer equipment and/or related products and/or services.
<P>
The Company has been in the business of supplying and furnishing: (1) the services of technical and specialized personnel to inspire confidence in it's customers and potential customer's; and (2) equipment, instruments, devices, appliances, and parts in connection with all
related forms whether mechanical, electrical, or otherwise including products under development.
<P>
Tidalwave Computers
<P>
The Company was a direct reseller of customized state of the art computers on the Internet. The Company's computers use only the most up to date computer parts to ensure each computer is Y2K compliant. The Company introduced its own line of personal computers under the brand name "Tidalwave." Tidalwave Computers are top quality, affordable, pre-assembled computers pre-configured with software and are built to meet the special needs of individuals with capabilities such as voice recognition software and/or video conferencing, learning software for children such as interactive encyclopedias or educational games, or software for home use such as spreadsheets, word processing, and financial applications. Tidalwave Computers are also built to meet the needs of small and mid-size businesses needing large capacity hard drives and tape or CD back-up as well as network/LAN cards and more advanced office software such as Microsoft Office or Windows NT.
<P>
Tidalwave PC's capitalize on the following technologies: inexpensive, top quality Pentium Microprocessors, brand name components such as Intel Pentium Processors, Western Digital and Seagate large capacity hard drives, CD-ROM or CD-ROM/DVD drives and modems, PC centric operating systems such as Microsoft Windows 98 and NT, mini-tower and desk-top PCs, software, and multimedia applications. There are three models of Tidalwave Computers.  All models are powerful
enough to run all IBM compatible software applications on
the market. The three models of Tidalwave Mini-Tower or Desk-top Computers offered are the Value line which starts under $600, the Surf line which starts under $800, and the Tsunami line which starts at approximately $1,100. Tidalwave computers made up approximately 60% of the Company's revenue prior to the Company's joint venture with Micro Doctor in March, 1999.
<P>
In addition to it's lines of Tidalwave Computers, the
Company was involved in the sales of name brand mini-towers systems, notebook computers, surge protectors, power supplies, scanners, software, and other types of computer equipment from manufacturers such as AST, APC, Digital, Intuit, Microsoft, NEC, Toshiba, Tripp Lite and many more.
In addition, the Company sells major brands of monitors such as CTX, Hitachi, MAG Innovision, Mitsubishi, NEC, Panasonic, Sony, Viewsonic, printers such as Cannon, Epson, Hewlett Packard, and Okidata, scanners from Hewlett Packard, and
3Com Palm Pilots. The sale of these products made up approximately 20% of the Company's revenue.
<P>
Past Competition
<P>
The Company's main competition is small to mid-size computer resellers that sell custom built computers and computer products direct to the public on the Internet. The
Company's customers usually are also comparing prices with direct custom computer sales leaders Dell, Gateway, and Micron. The Company uses the same high quality parts inside of each Tidalwave Computer as these industry leaders, therefore educated price conscious computer buyers are willing to give the Company a chance to build their computer system if we can beat the industry leaders price. The
Company is able to offer such competitive prices because of its low overhead. In 1996 and 1997, Tidalwave Computers were 10% to 20% lower in price then Dell, Gateway, and
Micron. In 1998 and 1999 prices of computers have become extremely competitive. The Company's prices in these competitive times can be 1% to 5% less then Dell, Gateway, and Micron and comparable in price to other small and mid-size computer resellers on the Internet. Occasionally the Company's computers are slightly more expensive than it's small to mid-size computer competitors but the Company has seen that it's customers are willing to pay a little more
for personalized friendly service.   Others like the
availability of the option to design their own computer systems, and with the Company's willingness to order special parts that other direct sales computer companies will not. Customers don't have to use the configurations offered in the Value, Surf, or Tsunami lines; they can just be used as examples. The Company feels that most second time computer buyers customize the computers they order with the type of equipment they specifically want. The Company uses parts in each Tidalwave Computer from manufacturers such as Intel, US Robotics, Microsoft, Western Digital, Seagate, Diamond, Matrox, ATI, and more - there are hundreds of manufacturers to choose from.
<P>
Distributors
<P>
The Company purchased all of it's name brand computers, and computer parts, and software such as CPU's, modems, video cards, motherboards, monitors, printers, memory, etc. from computer distributors. These distributors are made up of computer distribution companies such as Ingram Micro, Tech Data, D&H, ICG, as well as others, that keep an extensive inventory of name brand computers, computer parts, and software for computer and software resellers, manufacturers, etc.
<P>
Outsourcing
<P>
The Company outsourced their lines of Tidalwave Computers to established computer manufacturers. This helps the company lower costs by not having to keep a large inventory of parts as well as being able to utilize the manufacturers large staff of trained computer engineers. The Company will only buy from manufacturers that have high-quality control and the availability of additional technical support if needed, including repair facilities. At this time the Company still purchases product from computer distributors but limits this to replacement parts for past Tidalwave Computers sold and only for small orders by previous customers.
<P>
Item 2. Management's Discussion and Analysis or Plan of Operation Past and Present Business
-------------------------------------------------------
<P>
Initially, our Company was involved in designing and configuring customized computers and computer systems for individuals and small businesses. In addition we began selling computer hardware and software products such as monitors, printers and scanners. Our Company also provided computer and software technical support and training. In
July 1998, we introduced a line of affordable customized personal computers under the "Tidalwave" brand name.
Tidalwave computers contain hardware components and software from only the most well respected computer and software manufacturers, including Intel, Diamond, Microsoft, and Western Digital, and since only the most up to date parts are used, all Tidalwave Computers are Y2K compliant. In addition to our line of "Tidalwave" Computers, we sell other name brand computers, peripherals, software, and computer supplies from manufacturers such as AST, APC, Digital,
Intuit, Microsoft, NEC, Toshiba, Tripp Lite and many more.
All products are sold over the Company's corporate internet web-site, http://www.tidalwavepc.com.
<P>
In December 1998, the Company became an associate of Amazon.com and an affiliate of Beyond.com. This allowed the Company to market products offered by both Amazon.com and Beyond.com on our corporate web-site. Some products the Company is able to offer through it's respective association and affiliation are books, videos, software, and more.
<P>
In addition, the Company currently offers computer products and services as well as Internet products and services over its corporate web-site. The products offered are products that the Company offers through joint venture agreements that the Company entered into in April and March 1999 with Cyberlinkcom Corp. and Micro Doctor, Inc., respectively.
The Company's joint venture with Cyberlinkcom Corp. allowed
it to market internet products and services such as web hosting, web design, web promotions, free e-mail, Internet access, and more. The Company's joint venture with Micro Doctor, Inc. provided the Company's customers access to a wider variety of personal and business solutions when customizing their own Tidalwave Computers over the Internet. This was made possible when the Company linked it's corporate web-site to Micro Doctor, Inc.'s fully interactive e-commerce corporate web-site.
<P>
In the second quarter of 1999, the Company was looking to change directions in its Internet focus and general course of business. In April 1999, the Company began talking to several mortgage and mortgage service companies, as the company decided that it would like to begin marketing
mortgage and mortgage services over the internet.   In June
1999, the Company acquired 4.9% of Citizens Title Services, Inc., ("Citizen's Title") a fully automated privately held title insurance agent in Florida. Citizen's Title is a start up company that began operations in 1998. In October, 1999, the Company signed a purchase agreement with
Citizen's Title to purchase an additional 5.1% bringing
their current holdings in Citizen's Title to 10%.   The
Company feels this acquisition is an important step towards realizing the Company's future plans.
<P>
The Company believes that the Internet industry is prime for
consolidation.   This consolidation would be derived through
a series of mergers, acquisitions, and joint ventures of companies that can benefit by taking advantage of each other's exclusive markets, by increasing their market share, through combinations that eliminate duplication of management, marketing, advertising, and overall financial
responsibilities.
<P>
The Company plans on quickly making the Computer and
Internet Services part of its future business a smaller concern than it is now. The Company plans on only remaining in this market through its interactive e-commerce corporate web-site, http://www.tidalwavepc.com, with its joint venture with Micro Doctor, Inc. and its joint venture with Cyberlinkcom, Corp. During the next 12 months the Company plans on changing its main focus, and to start aggressively developing it's mortgage and mortgage services business over
the internet.   The Company may eventually decide to sell
off the Computer and Internet Services portion of its
business by selling the right to it's joint venture
agreements along with its corporate web-site, http://www.tidalwavepc.com, to another computer hardware company.
<P>
The Company plans on signing a definitive purchase agreement with Citizen's Title to purchase an additional 15% of Citizen's Title as agreed to in the letter of intent dated July, 1999. The Company feels the definitive purchase agreement for the additional 15% will be signed by the end of June, 2000.  The Company then plans on acquiring a
minimum of an additional 15% in Citizen's Title, increasing it's ownership to at least 40% by December, 2000.
<P>
In June 1999, the Company signed a Letter of Intent with Mortgage Depot Online Corporation but following further due diligence this acquisition was never finalized by the signing of a definitive purchase agreement.
<P>
Mortgage loan origination involves the following: offering mortgage loans at specified rates and fees; processing and verifying loan applications; reviewing borrower credit; appraised value and mortgage property title collectively referred to as underwriting; and funding loans at closing.
<P>
Mortgage loan origination produces revenue through loan application fees payable by the borrower when an application is made as well as through loan origination and other fees. After origination, depending on a particular mortgage banker's strategy, the mortgage banker will either retain
the servicing rights with respect to the originated loans or sell such servicing rights. Mortgage bankers generally sell the underlying mortgages thereby avoiding interest rate risk associated with long term fixed rate instruments. The making of a mortgage loan directly to a homeowner is generally referred to as "retail origination," while the purchase of whole loans from mortgage brokers and other retail originators is referred to as  "wholesale origination."
<P>
The Company anticipates that through the acquisition of Citizen's Title Services, Inc. as well as possible acquisitions or joint ventures with other mortgage companies during the next 12 months, the Company's goal is to do a minimum of 25 million dollars in loan closings and mortgage originations per year. After the completion of the additional purchase of 15% in Citizen's Title, the Company will meet it's target as Citizen's Title did over 100 million dollars in loan closings in 1998 and 1999. The mortgage and mortgage services industry is now the key focus
of the Company.   By the end of June, 2000, the Company
plans on changing its name and symbol to more accurately reflect the Company's future direction.
<P>
The Company plans on acquiring all or part of established businesses, and plans on funding all future acquisitions through stock swaps. The Company may also enter into joint ventures and strategic alliances with mortgage and mortgage services companies which can be completed without additional funding. If additional capital is needed the Company may consider doing a secondary offering or a private placement. The Company feels not more than $500,000 in new capital will be needed over the next 12 months because of the Company's low overhead, low cost internet advertising and promotions.
<P>
Results of Operations
<P>

                       Fiscal Year Ended March 31    April 23(Inception)
                           1999           1998       to March 31, 1997
                       -------------------------------------------------
Gross Revenues           $  7,526        $44,360          $74,047
Cost of Revenues            5,352         41,678           73,001
Gross Profit                2,174          2,682            1,046
Selling & Admin.          382,078         46,095           13,537
Depreciation                  265            265              199
Income (Loss) from
Operations               (380,169)       (43,678)          12,690
Other Income
Interest                    2,250            317               -
Commissions                  -               -                 28

<P>
Our revenues decreased 83% in 1999 and 40% in 1998. Computer sales decreased from 32 systems in 1997 to 22 systems in 1998 and 3 systems in 1999. Our gross margins increased, however, from 1.4% in 1997 to 29% in 1999. The decrease in revenues and increase in gross margins reflects the fact that the Company has turned it's focus away from low-margin computer hardware and software products in 1997 and part of 1998 to selling higher margin technical computer services in 1998 and 1999. Although our gross margins improved during 1999, the computer industry became very highly competitive. As a result, sales suffered during 1999 as our focus was again shifted from providing technical computer services and selling computer products to aggressively seeking potential acquisitions for financing and future expansion in noncomputer related industries (see Future Outlook).
<P>
Selling and Administration
<P>
Selling and administration expenses increased 725% in 1999 and 242% in 1998. The increase in 1999 was primarily due to
1) hiring a marketing and public relations company to increase exposure to public markets at a cost of $99,750(agreement expired April 1999 but was replaced by a similar agreement with another public relations company expiring October, 1999); 2) development and maintenance of our website at a cost of $6,900; and 3) hiring a finance and management consultant to seek investors and potential acquisitions as well as provide assistance in financial and management matters at a cost of $245,700. The increase in 1998 was primarily due to $27,000 in management consulting fees that were incurred.
<P>
Liquidity
<P>
Cash flow deficiencies from operations in 1999 continued to be financed by common stock issuances and loans similar to that in 1998. Cash received from common stock amounted to $21,925 and $35,000 during 1998 and 1999, respectively. Although our auditor included an explanatory paragraph with regards to our ability to continue as a going concern in our audited financial statements, we believe we can overcome his concerns (See Future Outlook). Our consultant continues to seek investors and in April 1999, an additional $6,000 was received from common stock issuances. At the same time our consultant continues to seek out potential mortgage related acquisitions or possible joint ventures. In addition, we have not had an opportunity to take advantage of our new positions as an "associate" of Amazon.com and an "affiliate" of Beyond.com by fully marketing these services to our customers. As is also true with our newly signed joint venture agreements with Cyberlinkcom Corp. and Micro Doctor, Inc., the Company has not had a chance to market the services that it can now offer through its recent 4.9% acquisition in Citizen's Title.
<P>
Outlook
<P>
The computer hardware and software industry became very price competitive and profits started to diminish. Market research conducted during the first quarter of 1999 concluded that the Internet should remain our primary medium for conducting business but that the computer hardware and software industry should not be the Company's main focus. The computer products and services and internet products and services resale business will remain intact through our agreement with Cyberlinkcom Corp. and Micro Doctor, Inc., but may eventually be sold.
<P>
In June 1999, we acquired 4.9% of Citizen's Title. In July, 1999, we signed a letter of intent with Citizen's Title to acquire an additional 20.1%. In October, 1999, we acquired an additional 5.1% of Citizen's Title bringing our current holdings in Citizen's Title to 10%. The Company intends to sign a definitive purchase agreement for an additional 15% of Citizen's Title bringing the Company's holdings in Citizen's Title to 25% by the end of June, 2000. By December, 2000, we plan on acquiring a minimum of an additional 15% in Citizen's Title to bring our total holdings to at least 40%. Citizen's Title did over $100 million dollars in loan closing in 1998 and 1999. With planned acquisitions through the issuance of common stock and strategic alliances with other mortgage and mortgage service companies, we are optimistic that our Company will be profitable in the near future.
<P>
Item 3.     Description of Property
-----------------------------------
<P>
The Company presently shares office space with a company owned by Eric Anderson, a stockholder, located at 1831 NE 45th Street, Fort Lauderdale, Florida 33308. The office is exclusively executive offices for businesses. No rent is being charged to the Company. The Company anticipates moving from this space by June, 2000 at which time it will move it's headquarters to a leased space located at 210 University Drive, #206, Coral Springs, Florida.
<P>
Item 4.  Security Ownership of Certain Beneficial Owners and
         Management
-----------------------------------------------------------
<P>
     The following table sets forth certain information as of December 31, 1999 regarding the beneficial ownership of all of the Company's outstanding common stock, par value $.001 per share (the "Common Stock"), including such ownership by: (i) each of the stockholders of the Company who own more than five (5%) percent of the outstanding shares of Common Stock; (ii) each director of the Company; and (iii) all directors and executive officers of the Company as a group. As of December 31, 1999, there were 24,381,957 shares of Common Stock outstanding.

Name and Address of           Amount and Nature of
Beneficial Owner (1)          Beneficial Ownership (2 )    Percent of Class
----------------------------------------------------------------------------
Internet TV Connector Corp.     2,267,665 Common Shares      9.30% Common Shares
Joseph Andy, President
Citizen's Title Services, Inc.
210 University Drive
Coral Springs, Florida 33071    2,014,884 Common Shares      8.26% Common Shares
Leon Kline                      1,145,948 Common Shares      4.70% Common Shares
All directors and executive
 officers as a group
  (2 persons)                   1,145,948 Common shares      4.70% Common Shares

<P>
(1)The address of each person and entity other than
Citizen's Title Services, Inc. listed in the above table is c/o the Company, 1831 NE 45th Street, Fort Lauderdale, Florida 33308.
<P>
(2)The persons and entities named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each.
<P>
Item 5.     Directors, Executive Officers, Promoters and
            Control Persons
---------------------------------------------------------
<P>
     Directors, Executive Officers, Promoters and Control Persons of the Company and their ages are as follows:
<P>
Name           Age                Position
---------       --                --------------------
Leon Kline     28                 President, Treasurer,
                                  Chief Executive Officer
                                  and Director
<P>
James Baker    50                 Vice-President and
                                  Secretary
<P>
     All officers and directors listed above will remain in office until the next annual meeting of the stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive
Officer serves at the discretion of the Board of Directors. The Company does not have any standing committees. The
Board of Directors may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.
<P>
     None of the Officers and/or Directors of the Company have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five
(5) years.
<P>
     The business experience of each of the persons listed above during the past five (5) years is as follows:
<P>
1.   Leon Kline has been President and Chief Executive
     ----------
Officer of the Company since April 1996. He is responsible for all day to day business operations, including dealing one-on-one with customers, distributors, manufacturers, attorneys, accountants, public relations persons, and consultants. He has been personally involved in designing the Company's line of Tidalwave personal computers, servers
and notebooks.   Prior to his position with Anderson
Computers, Mr. Kline was President of Internet TV Connector Corp. (a more than 5% shareholder of the Company) from January 1996 through May 1997. While serving as President of Internet TV Connector Corp., he created and applied for a United States Patent for a low internet appliance that allows users to connect to the Internet through their television sets. He also arranged for the first prototype of this Internet TV Connector Box to be manufactured. His daily responsibilities included assisting associates in marketing and meeting with potential clients to promote the Internet TV Connector Box and to develop solutions for various applications of the Internet TV Connector Box. From June 1994 to December 1995, Mr. Kline was an Editor for Blue Chip Newsletter. In this capacity, he developed a formula for buying and selling New York Stock Exchange stocks and created the only daily faxed newsletter that was sent out prior to the New York Stock Exchange market opening.
<P>
Mr. Kline attended American University in Washington, D.C. from 1989 through 1990. Thereafter, he enrolled in Montgomery College in Rockville, Maryland from 1990 through 1991. Finally, he enrolled in Broward Community College, Coconut Creek, Florida from 1994 through 1995.
<P>
2.   James Baker has been the Vice President and Secretary
     -----------
of the Company since June 1, 1999, when the Company
appointed Mr. Baker to succeed Ms. Anderson as Vice-President and Secretary. Mr. Baker is an attorney. His employment history has included positions as counsel for Statewide Lending Centers Inc., Citizen's Title Services Inc., and National Homebuyers Help Center Realty Corp. He was also counsel for Mortgage 2000 Inc./Heritage Corporation of South Florida Inc., where he was instrumental in structuring a corporate buy-out of Florida's oldest privately held mortgage bank. In addition, Mr. Baker held the following positions: counsel for S&S Ltd., an offshore commercial real estate development company; President of Baker Capital Management Inc. doing business as Market
Watch, an investment management firm; Senior trust officer for Bank One Trust Co., N.A. in Columbus, Ohio; and staff attorney for Cory, Leonard, Witter and Cheny, an insurance defense law firm. Mr. Baker obtained his law degree from Western State University School of Law located in San Diego, California in 1982 and his Bachelor of Arts degree from Ohio State University in 1977.
<P>
Item 6.     Executive Compensation
-----------------------------------
<P>
Summary Compensation Table
<P>
     The following sets forth the compensation paid by the Company for services rendered by Officers and Directors of the Company:
<P>
Name and Principal         Year            Annual Salary (1)
Position
------------------------------------------------------------
Leon Kline              1997/1998/1999          None
President/Chief Executive
Officer/Director
<P>
James Baker                       1999           None
<P>
Barbara Anderson         1997 and 1998           None
<P>
1. The Company has not entered into any employment agreements with any officer or director of the Company. The Company does intend to enter into employment agreements with the officers of the Company upon the successful completion of agreements to purchase other companies.
<P>
Item 7.     Certain Relationships and Related Transactions
----------------------------------------------------------
<P>
The Company presently leases space from Eric Anderson, a Company shareholder. Such office space located at 1831 NE 45th Street, Fort Lauderdale, Florida 33308 and is used exclusively as executive offices for businesses. No rent is being charged to the Company by Eric Anderson.
<P>
Leon Kline, President and Director of the Company, owns less than five percent of Internet TV Connector Corp., a shareholder of the Company.
<P>
The Company has 12% interest bearing notes receivable due from Internet TV Connector Corp., the majority stockholder. The notes were issued on various dates from February 27 through May 13, 1998 and are due on demand with interest payable monthly.
<P>
Monies are due to the President of the Company based on advances made during July and August, 1996 to the Company by its President to purchase computer hardware and software products for resale. These advances are non-interest bearing and are expected to be fully repaid within the next
twelve months.
<P>
The amount due to at related party consists of company expenses paid by Internet TV Connector Corp., the majority stockholder. On May 5, 1999, agreement was made to settle $93,750 of the liability through issuance of 125,000 common shares. On May 7, 1999, agreement was made to settle the remaining balance of $17,267 through the issuance of 20,459 common shares.
<P>
Item 8.     Legal Proceedings
-----------------------------
<P>
     The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.
<P>
Item 9.  Market for Common Equity and Related Stockholder
         Matters
---------------------------------------------------------
<P>
A. Market Information: The Company's common stock was trading on the NASDAQ OTC Electronic Bulletin Board under the symbol "ACPT." As of July 2, 1999, the Company has been trading on the Electronic Pink Sheets under the symbol "ACPT". The high and low sales prices for each quarter since the Company was accepted for listing on the NASDAQ OTC Electronic Bulletin Board is as follows:

Fiscal Quarter                     High            Low
--------------                     ------          ------
June 30, 1998                      2.2500          0.8750
September 30, 1998                 2.2500          0.7500
December 31, 1998                  1.2500          0.2500
March 31, 1999                     1.0620          0.2000
June 30, 1999                      1.0720          0.1560
September 30, 1999                 0.1250          0.0625
December 31, 1999                  0.2700          0.0500

<P>
B. Holders: The number of record holders of shares of the Company's common stock as of December 31, 1999 was 343. The aggregate number of shares of the Company's common stock issued and outstanding as of December 31, 1999 was
24,381,957.
<p>
C. Dividends: The Company has not paid or declared any dividends upon its shares of common stock since its inception, and by reason of its present financial status and its contemplated financial requirements, it does not
contemplate or anticipate paying any dividends upon its
shares of common stock in the foreseeable future.
<P>
Item 10.Recent Sales of Unregistered Securities.
-------------------------------------------------
<P>
     On February 2, 1998, the Company completed a Regulation
D, Rule 504 Offering in which it issued 35,000 shares of
common stock and 350,000 common stock purchase warrants for
an aggregate offering price of $35,000.  Each Warrant
entitles the holder to one share of Common Stock at a price
of $2.00 per common share.  The expiration date for the
exercise of the warrants is December 31, 2000.  To date, no
warrants have been exercised.    At the time, the Company
was not a reporting company subject to the reporting
requirements of section 13 or 15(d) of the Exchange Act.
The aggregate offering price did not exceed $1,000,000 for
this offering.  The Company did not offer or sell the
securities by any form of general solicitation or
advertising.  The money was raised by the officers and
directors of the Company.
<P>
     The Company qualified for the Rule 504 exemption for
its February 2, 1998 offering since it met the following requirements set forth in Reg. 230.504:
<P>
(A).     No general solicitation or advertising was
conducted by the Company in connection with the offering of
any of the Shares.
<P>
(B).     At the time of the offering the Company was not:
     (1)  subject to the reporting requirements of Section
          13 or 15 (d) of the Exchange Act; or
     (2) an "investment company" within the meaning of the federal securities laws.
<P>
(C). Neither the Company, nor any predecessor of the Company, nor any director of the Company, nor any beneficial owner of 10% or more of any class of the Company's equity securities, nor any promoter currently connected with the
Company in any capacity has been convicted within the past
ten years of any felony in connection with the purchase or
sale of any security.
<P>
(D).     The offers and sale of securities by the Company
pursuant to the February 2, 1998 Offering Memorandum were
not attempts to evade any registration or resale
requirements of the securities laws of the United States or
any of its states.
<P>
(E).     None of the investors are affiliated with any
director, officer or promoter of the Company or any
beneficial owner of 10% or more of the Company's securities.
<P>
(F).     The aggregate offering price did not exceed
$1,000,000, less the aggregate offering price for all
securities sold within the twelve months before the start of and during the offering of securities under this section.
<P>
(G).     The Company has complied with the requirements of
Rule 504 of Regulation D promulgated pursuant to the Act and of applicable state exemptions from registration in the
offers and sales by the Company of its securities in the
February 2, 1998 Offering Memorandum.
<P>
     On January 21, 1999, the Company entered into an
Agreement for Consulting Services with Roburt A. Dumas, Jr. whereby Mr. Dumas agreed to provide corporate finance and management services for the Company. Pursuant to this
Agreement, the Company issued 1,050,00 restricted shares
from treasury to Mr. Dumas. Such shares are "restricted" in accordance with Rule 144 of the Securities Act.
<P>
     On March 2, 1999, the Company agreed to issue 25,000 restricted shares from treasury to Richard I. Anslow, Esq.
for services rendered in connection with the preparation of
this Form 10-SB.  Such shares are restricted in accordance
with Rule 144 of the Securities Act of 1933.
<P>
     On March 25, 1999, the Company executed an agreement
with Micro Doctor, Inc. ("Micro Doctor") whereby Micro
Doctor agreed to exclusively sell the Company's Tidalwave
Computer systems along with other equipment such as
software, monitors, printers, and accessories.  In
accordance with the terms of the Agreement, the Company
issued 203,314 restricted shares to Micro Doctor for its
agreement to exclusively sell the Company's Tidalwave
Computers.  Such shares are "restricted" in accordance with
Rule 144 of the Securities Act of 1933.
<P>
     On April 7, 1999, the Company entered into a joint
venture agreement with CyberlinkCom Corp., a Virginia
Corporation. Pursuant to the terms of this agreement, both parties agreed to work together in the sale of CyberlinkCom Corp.'s computer related products and services. Pursuant to the joint venture agreement, the Company issued 25,800
restricted shares from treasury to CyberlinkCom Corp.  Such
shares are "restricted" in accordance with Rule 144 of the
1933 Securities Act.
<P>
          On May 7, 1999, the Company issued 145,459 common
shares in payment of the amount due to Internet TV Connector Corp.
(a   major stockholder) of $111,017.  As of September 27, 1999, such shares have not been issued by the transfer
agent.    Such shares are "restricted" in accordance with
Rule 144 of the Securities Act of 1933.
<P>
     On June 22, 1999, the Company entered into an agreement
with Citizen's Title Services, Inc. a Florida Corporation to purchase 4.9% of the outstanding common shares of Citizen's
Title Services, Inc.   Pursuant to the terms of this
agreement, The Company issued 488,060 common shares valued
at $297,717 ($.61 per share) for the 4.9% interest in
Citizen's Title Services, Inc.  On October 27, 1999,the
Company entered into an agreement with Citizen's Title
Services, Inc. a Florida Corporation to purchase an
additional 5.1% of the outstanding common shares of
Citizen's Title Services, Inc.   Pursuant to the terms of
this agreement, the Company issued 1,526,824 common shares
valued at $294,677 ($.19 per share) plus cash of $5,000 for
the 5.1% interest in Citizen's Title Services, Inc.  Such
shares are "restricted" in accordance with Rule 144 of the
Securities Act of 1933.
<P>
     On October 1, 1999, the Company entered into a
consulting agreement with Wall Street Marketing Group Inc.
("Wall Street") whereby Wall Street agreed to assist and
advise the Company in public relations, public appearances
and the marketing of the Company.  Pursuant to the terms of
this agreement, the Company issued 424,208 restricted shares from treasury to Wall Street.  Such shares are "restricted"
in accordance with Rule 144 of the Securities Act.   In
addition, Wall Street received an option to purchase an additional 424,208 shares at the purchase price of $.15 per share which expires on October 1, 2000.
<P>
     The following sets forth sales of the Company's unregistered treasury shares between March, 1999 and June
1999. Such shares are restricted for a one (1) year period from the date of purchase in accordance with Rule 144 of the Securities Act:
<P>

2/15/99     Panfilo Pace              20,000 shares at $.25/share
2/16/99     Michelle Folsom           21,284 shares at $.25/share
3/25/99     John Romano               10,000 shares at $0.15/share
3/26/99     Charles Creighton          6,667 shares at $0.15/share
3/31/99     Santos Rivera            140,000 shares at $0.15/share
3/31/99     James Miller               3,333 shares at $0.15/share;
4/1/99      Antonio Santos            10,000 shares at $0.15/share;
4/19/99     James Scarfo              10,000 shares at $0.15/share;
5/7/99      Antonio Santos             4,000 shares at $.25/share
5/7/99      Hal Howard                 2,000 shares at $.25/share
5/7/99      Charles Creighton          4,000 shares at $.25/share
5/7/99      James Miller               6,000 shares at $.25/share
5/7/99      Joann DelGuercio           2,000 shares at $.25/share
5/18/99     Kenneth L. Folsom          4,800 shares at $.25/share
5/19/99     Richard Franklin           4,000 shares at $.25/share
5/20/99     Arline H. Gales            6,000 shares at $.25/share
5/20/99     Charles N. Simmons         4,000 shares at $.25/share
6/1/99      Santos A Rivera          125,000 shares at $.20/share
8/27/99     James Lawrence IV         10,667 shares at $.15/share
9/4/99      Deborah Lawrence          20,000 shares at $.15/share
9/4/99      Nancy Malynchak           10,000 shares at $.15/share
9/29/99     Marie-Therese Medard      20,000 shares at $.15/share
10/12/99    Fadi Bassil               10,000 shares at $.15/share

<P>
     For each of the above transactions, the Company relied
upon the exemption from registration under the Securities
Act of 1933, as amended, as provided by Section 4(2) of the
Act or Rule 504 of Regulation D.  The Company qualified for
exemption under Section 4(2) of the Securities Act of 1933
since the offering was a transaction by the Company not
involving a public offering.  The offering  was not a
"public offering" as defined in Section 4(2) due to the
insubstantial numbers of persons involved in the offering,
size of the offering, manner of the offering and number of
shares offered.   The General Counsel of the SEC has
indicated that an offering to not more than approximately 25 persons is not an offering to a "substantial number" and
presumably does not involve a public offering.   The
offering has been made to less than twenty-five investors
who have received information regarding the Company.  In
addition, the investors had the necessary investment intent
as required by Section 4(2) since they agreed to and have
received share certificates bearing a legend stating that
such shares are restricted pursuant to Rule 144 of the 1933
Securities Act.  These restrictions ensure that these shares will not be immediately redistributed into the market and
therefore not be part of a "public offering".  Based on an
analysis of the above factors, the Company has met the
requirements to qualify for exemption under Section 4(2) of
the Securities Act of 1933.
<P>
Item 11.     Description of Securities
--------------------------------------
<P>
Authorized and Outstanding Capital Stock
     The Company's authorized capital stock consists of
100,000,000 shares of common stock, $.001 par value.  As of
December 31, 1999, 24,381,957 shares of common stock were
issued and outstanding.
<P>
     Each share of common stock entitles the holder to one
(1) vote on all matters submitted to a vote of the
stockholders.  The common stock does not have cumulative
voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the
election of directors can elect all members of the Board of
Directors.  A majority vote is also sufficient for other
actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is
required by law.  Holders of common stock are entitled to
receive dividends, when and if declared by the Board of
Directors in its discretion, from funds legally available
therefore.  Holders of shares of common stock are entitled
to share, on a ratable basis, such dividends as may be
declared by the Board of Directors out of funds legally
available therefor.  Upon liquidation, dissolution or
winding up of the Company, after payment to creditors, the
holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available for
distribution to common stockholders of the Company.  The
Bylaws of the Company require that only a majority of the
issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact
business at a stockholders' meeting.
<P>
     The common stock has no preemptive rights or no
subscription, redemption or conversion privileges.  All of
the outstanding shares of common stock are fully paid and
nonassessable.
<P>
     The Company's Board of Directors has total discretion
as to the issuance and the determination of the rights and
privileges of any shares of common stock which may be issued in the future, which rights and privileges may be
detrimental to the rights and privileges of the holders of
the existing shares of the Company's common stock now issued and outstanding.
<P>
Transfer Agent
<P>
     The Transfer Agent for Anderson Computers/Tidalwave
Corp. is American Stock Transfer & Trust Company, Inc.
<P>
Item 12.     Indemnification of Directors and Officers
------------------------------------------------------
<P>
     Under Florida law, a director is not personally liable
for monetary damages to the corporation or any other person
for any statement, vote, decision, or failure to act unless
(i) the director breached or failed to perform his duties as a director, and (ii) a director's breach of, or failure to
perform, those duties constitutes (1) a violation of the
criminal law, unless the director had reasonable cause to
believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from
which the director derived an improper personal benefit,
either directly or indirectly; (3) a circumstance under
which an unlawful distribution is made; (4) in a proceeding
by or in the right of the corporation or in a proceeding in
which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for
the best interest of the corporation or willful misconduct;
or (5) in a proceeding by or in the right of someone other
than the corporation or a shareholder, recklessness or an
act or omission which was committed in bad faith or with
malicious purpose or in a manner exhibiting wanton and
willful disregard of human rights, safety, or property.  A
corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted
against him and incurred by him in his capacity or arising
out of his status as such, whether or not the corporation
would have the power to indemnify under Florida law.
<P>
     The Company's Bylaws limit, to the maximum extent
permitted by Florida law, the personal liability of
directors and officers for monetary damages for breach of
their fiduciary duties as directors and officers.  The
Bylaws provide further that the Company shall indemnify to
the fullest extent permitted by Florida law any person made
a party to any action or proceeding by reason of the fact
that such person was a director, officer, employee or agent
of the Company.  The Bylaws also provide that directors and
officers who are entitled to indemnification shall be paid
their expenses incurred in connection with any action, suit
or proceeding in which such director or officer is made a
party by virtue of his being an officer or director of the
Company to the maximum extent permitted by Florida law.
<P>
Item 13.Financial Statements
----------------------------
<P>
The financial statements for the Company as of March 31,
1999  and March 31, 1998 (audited) have been examined to the extent indicated in reports by Earl M. Cohen, C.P.A., P.A.
independent certified public accountants.  The
aforementioned financial statements are included herein in
response to Item 15 of this Form 10-SB.
<P>
Item 14.  Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure
----------------------------------------------------------
<P>
     The Company's accountants are Earl M. Cohen, C.P.A.,
P.A of Boca Raton, Florida.  The Company does not presently
intend to change accountants.  At no time have there been
any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement
disclosure, or auditing scope or procedure.  The Company
engaged Earl M. Cohen to render accounting services on April
26, 1999.
<P>
     The Company dismissed its prior accountants, Durland &
Company, Certified Public Accountants, of Palm Beach,
Florida on December 31, 1998.  Such accountant prepared the
Company's audited financial statements for the year ended
March 31, 1998 and from April 23, 1996 (inception of the
Company) through March 31, 1997.  Such accountant's report
on the audited financial statements contained a going
concern on the Company.  Furthermore, the decision to change accountants was approved by the Company's Board of
Directors.  From the Company's inception through the date of dismissal, there were no disagreements with the former
accountant on any matter of accounting principles or
practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former
accountant's satisfaction, would have caused it to make
reference to the subject matter of the disagreement in
connection with its report.
<P>
Item 15.     Financial Statements and Exhibits
<P>
The following exhibits are filed with this Form 10-SB:
<P>
EXHIBIT #          EXHIBIT NAME
<P>
3(i)               Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(ii)              First Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(iii)             Second Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(iv)              Third Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(v)               By-Laws of Anderson Computers/Tidalwave
                   Corp. *
<P>
5                  Opinion of Richard I. Anslow, Esq. of
                   Richard I. Anslow & Associates
<P>
10(i)              Letter of Intent between the Company
                   And Citizens Title Services, Inc.
                   Re: 20.1% interest **
<P>
10(ii)             Purchase Agreement between the Company
                   and Citizens Title Services, Inc.
                   Re: 4.9% interest and letter from
                   Accountant of Citizens Title Services,
                   Inc. **
<P>
10(iii)            Agreement between Company and Micro
                   Doctor, Inc. **
<P>
10(iv)             Agreement between Company and
                   CyberLinkCom Corp. **
<P>
10(v)              Consulting Agreement between Company
                   And Advantage Link Inc. **
<P>
10(vi)             Agreement between Company and Wall
                   Street Marketing Group **
<P>
10(vii)            Agreement for Consulting Services
                   Between Company and Robert A. Dumas, Jr.
                  **
<P>
10(viii)           Agreement between Company and Amazon.com
                   **
<P>
10(ix)             Agreement between Company and Beyond.com
                   **
<P>
16                 Letter from former accountant ***
<P>
27                 Financial Data Schedule
<P>
*     Filed with intitial filing of Form 10-SB on May 25
      1999.
**    Filed with Amendment No. 1 to Form 10-SB on July 27,
     1999.
***   Filed with Amendment No. 2 to Form 10-SB on September
      9, 1999.
<P>
SIGNATURES
<P>
     In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this
registration statement to be signed on its behalf by the
undersigned, thereunto duly authorized.
<P>
                    ANDERSON COMPUTERS/TIDALWAVE CORP.
<P>
                    By: /S/ Leon Kline
                         Leon Kline
                         President, Chief Executive Officer
                         Treasurer and Director
<P>
Dated: January 20, 2000
<P>
POWER OF ATTORNEY
<P>
     KNOW ALL MEN BY THESE PRESENTS, that each director and
officer whose signature appears below constitutes and
appoints Richard I. Anslow as such person true and lawful
attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person in name, place and
stead, to sign in any and all amendments (including post-effective amendments) to this Form 10-SB, in any and all capacities, and to file the same, with all exhibits thereto
and all other documents in connection therewith, with the
Securities and Exchange Commission, granting unto such
attorney-in-fact and agent, the full power and authority to
do and perform each and every act and thing requisite and
necessary to be done, as fully to all intents and purposes
as he might or could do in person, hereby ratifying and
confirming all that such attorney-in-fact and agent, or any
of them, may lawfully do or cause to be done by virtue
hereof.
<P>
In accordance with the requirements of the Securities Act of
1933, this Form 10-SB was sign by the following person in
the capacities and on the date stated.
<P>
Signature                    Title                    Date
<P>
/s/ Leon Kline       President, Treasurer   January 20, 2000
    LEON KLINE       Chief Executive
                     Officer and
                     Director
<P>
/s/ James Baker      Vice President and     January 20, 2000
    JAMES BAKER      Secretary
<P>
            ANDERSON COMPUTERS/TIDALWAVE CORP.
<P>
                  TABLE OF CONTENTS

                                                         Page
Independent Auditor's Report                               1
<P>
Financial Statements:
<P>
Balance Sheets                                             2
<P>
Statements of Operations                                   3
<P>
Statements of Changes in Stockholders' Deficiency          4
<P>
Statements of Cash Flows                               5 - 6
<P>
Notes to Financial Statements                         7 - 11

<P>
INDEPENDENT AUDITOR'S REPORT
<P>
To The Board of Directors
Anderson Computers/Tidalwave Corp.
<P>
I have audited the accompanying balance sheet of Anderson Computers/Tidalwave Corp., as of March 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Anderson Computers/Tidalwave Corp. as of March 31, 1998 were audited by other auditors whose report dated August 18, 1998 on those statements included an explanatory paragraph that described the Company's ability to continue as a going concern, as discussed in Note 7 to the financial statements.
<P>
I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
<P>
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson Computers/Tidalwave Corp. as of March 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.
<P>
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has experienced net losses of $433,942 since inception and a working capital deficiency of $126,465 as of March 31, 1999. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
<P>
May 7, 1999
(except for Note 8, as to
which the date is July 19, 1999)
<P>
                  BY: /s/ Earl M. Cohen
                  ----------------------------
                          EARL M. COHEN, C.P.A., P.A.
<P>
             ANDERSON COMPUTERS/TIDALWAVE CORP.
                    BALANCE SHEETS
                MARCH 31, 1999 AND 1998
<P>
                          ASSETS
<P>

                                        1999        1998
                                        ----        ----
CURRENT ASSETS
 Cash                                $ 22,125     $ 1,050
 Notes receivable                      13,600      31,750
 Accrued interest receivable              154         154
                                     --------     --------
<P>
     Total Current Assets              35,879      32,954

COMPUTER SOFTWARE - NET                    66         331
                                     --------     --------
<P>
 TOTAL ASSETS                        $ 35,945     $33,285
                                     --------     --------
                                     --------     --------
<P>
        LIABILITIES AND STOCKHOLDERS' DEFICIENCY
<P>
CURRENT LIABILITIES
 Accounts payable and accrued        $ 43,378     $24,266
 Due to officer                         7,950       7,950
 Due to related party                 111,017      17,267
                                     --------      -------
     Total Current Liabilities        162,345      49,483
<P>
    STOCKHOLDERS' DEFICIENCY         (126,400)    (16,198)
<P>
TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY                          $ 35,945     $33,285
                                     --------     -------
                                     --------     -------

Read accompanying Notes to Financial Statements.
<P>
           ANDERSON COMPUTERS/TIDALWAVE CORP.
              STATEMENTS OF OPERATIONS
         YEARS ENDED MARCH 31, 1999 AND 1998

                                     1999          1998
                                     ----          ----
<P>
REVENUES
 Net sales                           $   7,526     $ 32,852
 Net sales - related parties                -        11,508
<P>
     Total Net Sales                     7,526       44,360
<P>
COST OF SALES                            5,352       41,678
                                      --------      -------
<P>
GROSS PROFIT                             2,174        2,682
                                      --------      -------
<P>
EXPENSES
 Consulting fees                       245,700       27,190
 Marketing and public relations        106,650         -
 Professional fees                      15,958        8,453
 Transfer agent fees                     9,419         -
 Office supplies and expense             2,015        3,349
 Taxes - other                           1,046          462
 Bank charges and credit card fees         815        1,103
 Telephone                                 475          433
 Depreciation expense                      265          265
 Dues and subscriptions                   -             259
 Interest expense                         -           1,846
 Organization expense                     -           3,000
                                       ---------      ------
<P>
     Total Operating Expenses          382,343       46,360
                                       ---------     ------
<P>
    LOSS FROM OPERATIONS              (380,169)     (43,678)
<P>
INTEREST INCOME                          2,250          317
                                       ---------     -------
NET LOSS                             $(377,919)    $(43,361)
                                     ------------  ---------
                                     ------------  ---------
<P>
LOSS PER SHARE                       $    (.02)    $ (0.002)
                                     ----------    ---------
                                     ----------    ---------
<P>
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                         20,393,794   20,216,153
                                     ----------   ----------
                                     ----------   ----------

<P>
Read accompanying Notes to Financial Statements.
<P>
          ANDERSON COMPUTERS/TIDALWAVE CORP.
    STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
           YEARS ENDED MARCH, 1999 AND 1998

                               Common Stock         Additional   Stock
                           Number of     Par        Paid-in      Subscription
                           Shares        Value      Capital      Receivable Deficit  Total
                           ------        -----      -------      ------------------  -----
<P>
BALANCE -
MARCH 31,1997          20,040,000   $20,040     $181,960    $(201,000) $(12,662) $(11,662)
 Repayment of stock
  subscription receivable    -         -            -             825      -          825
 Issuance of common stock
  for services            150,000       150        2,850           -       -        3,000
  Issuance of common stock
  for cash                 35,000        35       34,965            -      -       35,000
 Cancellation of notes
  receivable              (40,000)      (40)    (199,960)     200,000      -          -
 Net loss                    -         -           -            -       (43,361)  (43,361)
                        --------    --------   ----------   ---------  --------   --------

BALANCE -
MARCH 31, 1998         20,185,000    20,185       19,815         (175)  (56,023)  (16,198)
 Issuance of common stock
  for services          1,075,000     1,075      244,650        -          -      245,725
 Issuance of common stock
  for cash                181,284       181       21,744        -         -        21,925
 Repayment of stock
  subscription receivable    -         -           -               67      -           67
 Net loss                    -         -           -           -       (377,919) (377,919)
                       ----------   ----------   --------  ----------  --------- ---------
<P>
BALANCE -
MARCH 31, 1999         21,441,284   $21,441     $286,209     $  (108) $(433,942)$(126,400)
                       ----------    -------     --------   ---------  ---------  --------
                       ----------    -------     --------   ---------  ---------  --------

Read accompanying Notes to Financial Statements.
<P>
            ANDERSON COMPUTERS/TIDALWAVE CORP.
              STATEMENTS OF CASH FLOWS
           YEARS ENDED MARCH 31, 1999 AND 1998
<P>

                                              1999        1998
                                              ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                $(377,919)   $(43,361)
  Adjustments to reconcile net loss
  to net cash used in operating
  activities:
    Depreciation                                265         265
    Issuance of common stock for
    services                                245,725       3,000
    (Increase) decrease in:
     Notes receivable                        18,150     (31,750)
     Accrued interest receivable               -           (154)
    Increase (decrease) in:
     Accounts payable and accrued
     expenses                                19,112      12,466
     Sales tax payable                         -           (156)
                                           --------     ---------
NET CASH USED IN OPERATING ACTIVITIES       (94,667)    (59,690)
                                           ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Repayment of stock subscription
  receivable                                     67         825
                                           ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common
  stock                                      21,925      35,000
 Increase in amount due to related
  party                                      93,750      17,267
                                            ---------   --------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                 115,675      52,267
                                            ---------   --------
NET INCREASE (DECREASE) IN CASH              21,075      (6,598)

CASH AND CASH EQUIVALENTS - BEGINNING         1,050       7,648
                                            ---------   --------
CASH AND CASH EQUIVALENTS - ENDING        $  22,125    $  1,050
                                          -----------  ---------
                                          -----------  ---------
Read accompanying Notes to Financial Statements.
<P>
                  ANDERSON COMPUTERS/TIDALWAVE CORP.
                 STATEMENTS OF CASH FLOWS (CONTINUED)
                YEARS ENDED MARCH 31, 1999 AND 1998
<P>
                                              1999       1998
                                              ----       ----
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for services    $245,725    $3,000
                                           --------    ------
                                           --------    ------

<P>
Read accompanying Notes to Financial Statements.
<P>
              ANDERSON COMPUTERS/TIDALWAVE CORP.
                NOTES TO FINANCIAL STATEMENTS
                 MARCH 31, 1999 AND 1998
<P>
NOTE 1.     ORGANIZATION
            ------------
<P>
          Anderson Computers/Tidalwave Corp. was incorporated on April 23, 1996 under the laws of the State of Florida.
The company operates as a reseller of its customized "Tidalwave" brand and other non "Tidalwave" brand computer products via the Internet. The Company's headquarters is in Fort Lauderdale, Florida.
<P>
NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            ------------------------------------------
<P>
     Revenue Recognition
     -------------------
<P>
  Sales are recognized upon shipment to the customer.
<P>
     Computer Software
     -----------------
<P>
     Computer software is recorded at cost.  Depreciation
     is computed on the straight line basis using an
     estimated useful life of three years.
<P>
     Syndication Costs
     -----------------
<P>
     Costs incurred in raising capital through the
     issuance of common stock is recorded
     as a reduction in additional paid-in capital.
<P>
     Income Taxes
     -------------
<P>
     Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting.
     A valuation allowance is provided against deferred
     income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.
<P>
     Loss Per Share
     --------------
<P>
     Loss per share is computed by dividing net loss for the year by the weighted average number of shares outstanding.
<P>
             ANDERSON COMPUTERS/TIDALWAVE CORP
               NOTES TO FINANCIAL STATEMENTS
                 MARCH 31, 1999 AND  1998
<P>
NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                     (CONTINUED)
<P>
     Statement of Cash Flows
     -----------------------
<P>
     For purposes of this statement the Company considers
     all highly liquid investments with a maturity of three months or less to be cash equivalents.
<P>
     Use of Estimates
     -----------------
<P>
     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial
     statements.
<P>
     Reclassifications
     -----------------
<P>
     Certain amounts for 1998 have been reclassified to conform to the current presentation.
<P>
NOTE 3.     COMPUTER SOFTWARE
            -----------------
<P>
     Computer software as of March 31, 1999 and 1998 are as
     follows:
<P>
                                    1999        1998
                                    -----       ----
<P>
    Cost                           $ 795       $ 795
    Accumulated Depreciation        (729)       (464)
                                   ------      ------
          Total                    $  66       $ 331
                                   ------      ------
                                   ------      ------
<P>
NOTE 4.     INCOME TAXES
            ------------
<P>
     As of March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of approximately
<P>
             ANDERSON COMPUTERS/TIDALWAVE CORP.
              NOTES TO FINANCIAL STATEMENTS
                   MARCH 31, 1999 AND 1998
<P>
NOTE 4.     INCOME TAXES (CONTINUED)
            ------------------------
    $434,000 expiring through March 31, 2014, available
    to offset future taxable income. No deferred tax assets have been recorded due to the Company having no history of profitable operations.
     The Company has not yet filed its federal and state corporate income tax returns for the year ended
     March 31,1998.
<P>
NOTE 5.     RELATED PARTY TRANSACTIONS
            --------------------------
<P>
     Office Facilities
     -----------------
<P>
     The Company shares office space with a company owned
     by a stockholder.  No rent is being charged to the
     Company.
<P>
     Notes Receivable
     ----------------
<P>
     Notes receivable represent 12% interest bearing notes
     due from Internet TV Connector Corp., the
     majority stockholder. The notes were issued on various dates from February 27 through May 13, 1998 and are due on demand with interest payable monthly.
<P>
     Due to Officer
     ---------------
<P>
     Due to officer consists of advances made during July
     and August, 1996 to the Company by its President to purchase computer hardware and software products for resale. These advances are non-interest bearing and are expected to be repaid within the next twelve
     months.
<P>
     Due to Related Party
<P>
     The amount due to related party consists of company expenses paid by Internet TV Connector Corp., the majority stockholder. On May 5, 1999, agreement was made to settle $93,750 of the liability through issuance of 125,000 common shares. On May 7, 1999, agreement was made to settle the remaining balance of $17,267 through the issuance of 20,459 common
     shares.
<P>
          ANDERSON COMPUTERS/TIDALWAVE CORP.
            NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 1999 AND 1998
<P>
NOTE 6.     CAPITAL STOCK
            -------------
<P>
     The Company has authorized 100,000,000 common shares with a par value of $.001 per share. As of March 31, 1999 and 1998, 21,441,284 and 20,185,000 common shares were issued and outstanding, respectively.
<P>
     On February 2, 1998, the Company issued a Regulation D, Rule 504 Offering Memorandum providing for the sale of 7000 units for a total consideration of $35,000. Each unit consisted of one share of common stock and fifty common stock purchase warrants. The warrants are not exercisable until July 26, 1998 and may be exercised until July 26, 1999 at an exercise price of $2.00 per share. The exercise date was extended to December 31, 1999 through a resolution of a meeting of directors and stockholders dated January 26, 1999. The effect of the assumed exercise of the warrants on loss per share for the years ended March 31, 1999 and 1998 were anti-dilutive, therefore, no diluted loss per share has been presented on the statements of operations. All units offered under the Offering Memorandum were sold.
<P>
NOTE 7.     GOING CONCERN
            -------------
<P>
     The accompanying financial statements have been presented on the basis of the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred operating losses of $433,942 since inception and has a working capital deficit of $126,465 as of March 31, 1999.
<P>
    Management is actively seeking investors for additional funds through stock sales and through increasing operating revenues.
<P>
          ANDERSON COMPUTERS/TIDALWAVE CORP.
           NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 1999 AND 1998
<P>
NOTE 8.     SUBSEQUENT EVENTS
            -----------------
<P>
     On April 19, 1999, the Company settled a delinquent account included in accounts payable and accrued expenses totaling $19,566 for $9,800.
<P>
     On March 25, 1999, the Company entered into an agreement with a company to sell its "Tidalwave" brand computers. As consideration for entering into this agreement, the Company issued 203,314 common shares on April 12,
      1999. Also, as part of this agreement, the Company will receive a license fee based upon a percentage of the net profits of each "Tidalwave" computer sold, and a 10% fee on non "Tidalwave" computer products sold.
<P>
     On April 6, 1999, the company entered into an agreement whereby 25,800 common shares were issued in settlement of past due website development and maintenance services of $6,900 (included in accounts payable and accrued expenses) and for future services totaling $6,000. Also, as part of this agreement the Company will receive, for referrals made by the Company, a referral fee.
<P>
     Subsequent to March 31, 1999, 201,800 common shares were issued for a total consideration of $40,200.
<P>
     On June 22, 1999, the Company purchased a 4.9% interest in Citizen's Title Services, Inc., a title insurance company, for $297,717 by issuing 488,060 common shares. The common stock was valued using the 30 day average trading market price. On July 19, 1999, the Company signed a letter of intent to purchase an additional 20.1% interest. This transaction has not yet closed.
<P>
          CITIZENS TITLE SERVICES, INC
                  BALANCE SHEET
            AS OF SEPTEMBER 30, 1999

                                ASSETSCURRENT ASSETS
 Cash Escrow (Commercial)                          373,260
 Cash-Operating (Union)                           $ (3,419)
 Cash-Client Costs (Union)                             140
 Cash-Operating (SouthTrust)                         6,340
 Cash-Client Costs (Commercial)                        143
 Cash-Operating (Commercial)                         5,750
 Cash-Escrow (Union)                                74,887
 Cash-Escrow (SouthTrust)                          131,690
<P>
   TOTAL CURRENT ASSETS                                              $ 588,792
<P>
FIXED ASSETS
 Furniture Fixt. & Equip.                         $124,836
 A/D-Furn. Fixt. & Equip.                          (58,332)
<P>
   TOTAL FIXED ASSETS                                                   66,503
<P>
OTHER ASSETS
 Organizational Costs                               195.00
<P>
   TOTAL OTHER ASSETS                                                   195.00
<P>
   TOTAL ASSETS                                                       $655,490
<P>
                              LIABILITIES &
                           STOCKHOLDERS EQUITY
                           -------------------
CURRENT LIABILITIES
 Accounts Payable                           $         35,809
 Accrued Expenses                                     10,115
 FICA Taxes Payable                                    1,830
 Withholding Taxes Payable                             5,391
 Employee Deduction Payable                            1,887
 Escrow-Liability                                    579,837
 Note Payable-Adv Micro Solut.                           445
 Loan Payable-AAA Financial Services                     363
 Loan Payable-The Associates                           2,506
 Loan Payable- Commercial Bank                        59,000
<P>
   TOTAL CURRENT LIABILITIES                                          $688,183
<P>
STOCKHOLDERS EQUITY
 Capital Stock                                        1,500
 Distributions                                      (75,955)
 Retained Earnings                                    1,816
 Net Income or (Loss)                                39,946
<P>
   TOTAL STOCKHOLDERS EQUITY                                           32,693
<P>
   TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          $655,490
                                                                      =========
<P>
                                (UNAUDITED REPORT)

                    CITIZENS TITLE SERVICES, INC.
                      STATEMENT OF OPERATIONS
                      NINE MONTHS YEAR TO DATE
                      ENDED SEPTEMBER 30, 1999

                                                YEAR TO DATE
                                              NINE MONTHS ENDED
                                                SEPTEMBER 30, 1999      Pct
                                              --------------------      ----
INCOME
 Fees                                           $1,024,186             100.35
 Returns & Allowances                               (3,590)             (0.35)
   TOTAL INCOME                                  1,020,597             100.00
<P>
GENERAL EXPENSES
 Accounting & Legal                                   57,684             5.65
 Auto                                                 52,493             5.14
 Advertising                                          19,272             1.89
 Amortization                                            402             0.04
 Bank Charges                                            986             0.10
 Client Cost                                          35,826             3.51
 Commissions                                          69,680             6.83
 Contract Labor                                        2,274             0.22
 Donations                                               100             0.01
 Dues & Subscriptions                                  6,880             0.67
 Entertainment & Meals                                13,360             1.31
 Equipment Rental                                     30,207             2.96
 Gifts                                                 1,489             0.15
 Interest                                             18,681             1.83
 Insurance                                            26,294             2.58
 Licenses & Taxes                                      1,109             0.10
 Office                                               24,224             2.37
 Payroll-Office                                      231,066            22.64
 Payroll Taxes                                        18,819             1.84
 Postage & Courier                                    28,670             4.77
 Processing Costs                                    210,521            20.63
 Rent                                                 46,725             4.58
 Repairs & Maintenance                                 9,597             0.94
 Telephone                                            31,571             3.09
 Travel                                               14,870             1.46
                                                     -------------------------
   TOTAL GENERAL EXPENSES                            972,711            95.31
                                                     -------------------------
NET INCOME FROM OPERATIONS                            47,886             4.69
OTHER INCOME
 Rental Income                                        18,000             1.76
                                                     -------------------------
   TOTAL OTHER INCOME                                (18,000)           (1.76)
<P>
OTHER EXPENSES
 Depreciation                                         25,014             2.45
 Penalties                                               926             0.09
                                                     -------------------------
   TOTAL OTHER EXPENSES                               25,940             2.54
                                                     -------------------------
   NET INCOME OR (LOSS)                           $   39,946             3.91
                                                     =========================
                           (UNAUDITED REPORT)

<P>
                WAYNE HORWITZ, C.P.A, P.A.
               CERTIFIED PUBLIC ACCOUNTANT
                PROFESSIONAL ASSOCIATION
            3511 W. COMMERCIAL BLVD., SUITE 402
               FORT LAUDERDALE, FLORIDA 33309
                      (954) 484-1100
<P
CITIZENS TITLE SERVICES, INC.
210 NORTH UNIVERSITY DRIVE
SUITE 208
CORAL SPRINGS, FL 33071
<P>
I have compiled the accompanying unaudited Balance Sheet of CITIZENS TITLE SERVICES,INC., as of December 31, 1998 and the related unaudited Statement of Operations for the twelve months ended December 31, 1998 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.
<P>
A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statement and, accordingly, do not express an opinion or any other form of assurance on them. However, I did become aware of certain departures from generally accepted accounting principals that are described in the following paragraphs.
<P>
Management has elected to omit substantially all disclosures and the Statement of Retained Earnings and Cash Flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements they might influence the user's conclusions about the Company's assets and liabilities and results of operations on a cash basis. Accordingly, these financial statement are not designed for those who are not informed about such matters.
<P>
The statements do no include the accrual and related provision or benefit for income taxes, if any, the effect of which have not been determined.
<P>
WAYNE HORWITZ
<P>
CERTIFIED PUBLIC ACCOUNTANT
PROFESSIONAL ASSOCIATION
<P>
          CITIZENS TITLE SERVICES, INC
                  BALANCE SHEET
             AS OF DECEMBER 31, 1998
<P>
                     ASSETS

CURRENT ASSETS
 Cash-Operating (Union)                           $ 22,033
 Cash-Client Costs (Union)                             259
 Cash-Operating (SouthTrust)                         5,054
 Cash-Escrow (Union)                               490,869
                                                  ----------
   TOTAL CURRENT ASSETS                                              $ 518,215
<P>
FIXED ASSETS
 Furniture Fixt. & Equip.                         $ 89,826
 A/D-Furn. Fixt. & Equip.                          (33,319)
                                                  -----------------------------
   TOTAL FIXED ASSETS                                                   56,507
<P>
OTHER ASSETS
 Organizational Costs                                  240
 Loan Costs                                            357
                                                   ----------
   TOTAL OTHER ASSETS                                                      597
                                                                       --------
   TOTAL ASSETS                                                       $575,319
                                                                      =========
<P>
                              LIABILITIES &
                           STOCKHOLDERS EQUITY
                           -------------------
<P>
CURRENT LIABILITIES
 Accounts Payable                              $  20,693
 FICA Taxes Payable                                 4,516
 Withholding Taxes Payable                          2,343
 Employee Deduction                                 1,108
 Escrow Liability                                 490,869
 Note Payable-Adv Micro Solutions                   2,458
 Loan Payable-AAA Financial Services                   16
 Note Payable-Union Bank                           50,000
                                               ----------
   TOTAL CURRENT LIABILITIES                                          $572,003
<P>
STOCKHOLDERS EQUITY
 Capital Stock                                      1,500
 Distributions                                   (130,641)
 Net Income or (Loss)                             132,457
                                               -----------
   TOTAL STOCKHOLDERS EQUITY                                             3,316
                                                                      ---------
   TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          $575,319
                                                                      =========
<P>
                                (UNAUDITED REPORT)

<P>
                        CITIZENS TITLE SERVICES, INC.
                          STATEMENT OF OPERATIONS
                         TWELVE MONTHS YEAR TO DATE
                          ENDED DECEMBER 31, 1998

                                                YEAR TO DATE
                                                TWELVE MONTHS ENDED
                                                DECEMBER 31, 1998       Pct
                                                ------------------------------
INCOME
 Fees                                           $  1,180,348           100.84
 Returns & Allowances                                 (9,888)            (.84)
<P>
   TOTAL INCOME                                    1,170,460            100.00
<P>
GENERAL EXPENSES
 Accounting & Legal                                   42,648             3.64
 Auto                                                 38,231             3.27
 Advertising                                          13,712             1.17
 Amortization                                            417             0.04
 Bank Charges                                            535             0.05
 Client Cost                                          28,673             2.45
 Commissions                                          95,695             8.18
 Contract Labor                                        5,178             0.44
 Donations                                               545             0.05
 Dues & Subscriptions                                  1,787             0.15
 Entertainment & Meals                                14,066             1.20
 Equipment Rental                                     15,655             1.34
 Gifts                                                   889             0.08
 Interest                                              3,098             0.26
 Insurance                                            17,290             1.48
 Licenses & Taxes                                        221             0.02
 Office                                               29,676             2.54
 Payroll-Office                                      231,155            19.75
 Payroll Taxes                                        18,310             1.56
 Postage & Courier                                    65,704             5.61
 Processing Costs                                    231,155            18.96
 Rent                                                 82,235             7.03
 Repairs & Maintenance                                 4,466             0.38
 Seminars & Meetings                                   6,150             0.53
 Telephone                                            37,869             3.24
 Travel                                                2,284             0.20
                                                     -------------------------
   TOTAL GENERAL EXPENSES                            978,374            83.59
NET INCOME FROM OPERATIONS                           192,086            16.41
<P>
OTHER INCOME
 Rental Income                                        24,000             2.05
                                                     -------------------------
    TOTAL OTHER INCOME                               (24,000)           (2.05)
<P>
OTHER EXPENSES
 Officers Salary                                      50,000             4.27
 Depreciation                                         33,319             2.85
 Penalties                                               310             0.03
<P>
   TOTAL OTHER EXPENSES                               83,629             7.14

   NET INCOME OR (LOSS)                          $   132,457            11.32
<P>
                                (UNAUDITED REPORT)

The following exhibits are filed with this Form 10-SB:
EXHIBIT #          EXHIBIT NAME
<P>
3(i)               Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(ii)              First Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(iii)             Second Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(iv)              Third Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *
<P>
3(v)               By-Laws of Anderson Computers/Tidalwave
                   Corp. *
<P>
5                  Opinion of Richard I. Anslow, Esq. of
                   Richard I. Anslow & Associates
<P>
10(i)              Letter of Intent between the Company
                   And Citizens Title Services, Inc.
                   Re: 20.1% interest **
<P>
10(ii)             Purchase Agreement between the Company
                   and Citizens Title Services, Inc.
                   Re: 4.9% interest and letter from
                   Accountant of Citizens Title Services,
                   Inc. **
<P>
10(iii)            Agreement between Company and Micro
                   Doctor, Inc. **
<P>
10(iv)             Agreement between Company and
                   CyberLinkCom Corp. **
<P>
10(v)              Consulting Agreement between Company
                   And Advantage Link Inc. **
<P>
10(vi)             Agreement between Company and Wall
                   Street Marketing Group **
<P>
10(vii)            Agreement for Consulting Services
                   Between Company and Robert A. Dumas, Jr.**
<P>
10(viii)           Agreement between Company and Amazon.com**
<P>
10(ix)             Agreement between Company and Beyond.com
                   **
<P>
16                 Letter from former accountant ***
<P>
27                 Financial Data Schedule
<P>
*     Filed with intitial filing of Form 10-SB on May 25
      1999.
**    Filed with Amendment No. 1 to Form 10-SB on July 27,
      1999.
***   Filed with Amendment No. 2 to Form 10-SB on September
      9, 1999.
<P>
EXHIBIT 5 - OPINION OF RICHARD I. ANSLOW, ESQ.
----------------------------------------------
<P>
January 20, 2000
<P>
Anderson Computers/Tidalwave Corp.
1831 N.E. 45th Street
Fort Lauderdale, Florida 33308
<P>
Gentlemen:
<P>
You have requested our opinion, as counsel for Anderson Computers/Tidalwave Corp., a Florida corporation (the "Company"), in connection with the amended Form 10-SB, under the Securities Act of 1933 (the "Act"), being filed by the Company with the Securities and Exchange Commission.
<P>
We have examined such records and documents and made such examination of law as we have deemed relevant in connection with this opinion. It is our opinion that when there has been compliance with the Act, the Shares, when issued, delivered, and paid for, will be fully paid, validly issued and nonassessable.
<P>
No opinion is expressed herein as to any laws other than the State of New York, of the United States and the corporate laws of the State of Florida.
<P>
We hereby consent to the filing of this opinion as an exhibit to the amended Form 10-SB and to the reference to our firm under the caption "Legal Matters" in the Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
<P>
Very truly yours,
<P>
RICHARD I. ANSLOW & ASSOCIATES
<P>
By: /s/ Richard I. Anslow
        ----------------------
        RICHARD I. ANSLOW
<P>
EXHIBIT 27 FINANCIAL DATA SCHEDULE
----------------------------------
<P>
ANDERSON COMPUTERS\TIDALWAVE CORP.
<P>
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION
EXTRACTED FROM THE MARCH 31, 1999 BALANCE SHEET
AND THE STATEMENTS OF OPERATIONS FOR FISCAL YEAR
ENDED MARCH 31, 1999 AND IS QUALIFIED IN ITS
ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
<P>

[PERIOD-TYPE]                   12-MOS
[FISCAL-YEAR-END]                          MAR-31-1999
[PERIOD-END]                               MAR-31-1999
[CASH]                                          22,125
[SECURITIES]                                         0
[RECEIVABLES]                                   13,754
[ALLOWANCES]                                         0
[INVENTORY]                                          0
[CURRENT-ASSETS]                                35,879
[PP&E]                                              66
[DEPRECIATION]                                       0
[TOTAL-ASSETS]                                  35,945
[CURRENT-LIABILITIES]                          162,345
[BONDS]                                              0
[COMMON]                                             0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[OTHER-SE]                                    <126,400>
[TOTAL-LIABILITY-AND-EQUITY]                    35,945
[SALES]                                          7,526
[TOTAL-REVENUES]                                7,526
[CGS]                                            5,352
[TOTAL-COSTS]                                  382,343
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                   0
[INCOME-PRETAX]                               <377,919>
[INCOME-TAX]                                  <377,919>
[INCOME-CONTINUING]                           <377,919>
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                  <377,919>
[EPS-BASIC]                                    <0.02>
[EPS-DILUTED]                                        0